Exhibit 99.1

August 6, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
SECOND  QUARTER  2014  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2014.  The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther’s operations processed a record amount of ore in the second quarter of 2014 as a result of starting commercial production at San Ignacio.  This is a significant milestone for Great Panther as San Ignacio will make a growing contribution to the future of the Guanajuato operation”, stated Robert Archer, President and CEO.  “Although we showed quarterly production growth and improvement in quarterly cash costs on a year-over-year basis, our financial results were negatively impacted due to the gradual resumption of normal operations at Guanajuato after the disruptions in Q1 and continued challenges with grade control.  This resulted in cash cost for the quarter that was higher than our guidance for 2014.  We are working hard to rectify this and we believe that our results will improve in the second half of 2014 as we ramp up production at San Ignacio and improve grade and cost controls at Guanajuato.”

HIGHLIGHTS (Second Quarter 2014 compared to Second Quarter 2013 unless otherwise noted)

●	Throughput totalled 80,964 tonnes, a quarterly record and 20% increase;

●	Commercial production commenced at San Ignacio in June and processing at Guanajuato included 12,880 tonnes of ore from the new satellite mine;

●	Metal production of 718,794 silver equivalent ounces (“Ag eq oz”) increased 6% and included 87,705 Ag eq oz from San Ignacio;

●	Cash cost per silver payable ounce decreased 18% to US $14.85;

●	All-in sustaining cost and All-in cost per silver payable ounce decreased 24% and 27%, to US $24.73 and US $25.12, respectively;

●	Revenues increased 30% to $14.5 million, despite significantly lower metal prices;

●	Net loss was $4.5 million, compared to net loss of $5.1 million;

●	Adjusted EBITDA was $0.2 million, compared to negative $3.3 million;

●	Cash and cash equivalents were $18.0 million compared to $21.8 million at December 31, 2013;

●	Net working capital decreased to $34.2 million from $38.2 million at December 31, 2013.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s except ounces, amounts per share and per ounce)	Q2 2014	Q2 2013	% change	Six months ended June 30, 2014	Six months ended June 30, 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	80,964	67,569	20%	153,595	137,109	12%
Silver equivalent ounces produced1	718,794	680,212	6%	1,386,143	1,287,713	8%
Silver ounce production	420,001	396,730	6%	790,669	766,354	3%
Gold ounce production	3,773	3,994	-6%	7,439	7,138	4%
Silver payable ounces	381,302	406,787	-6%	733,589	746,661	-2%
Cash cost per silver payable ounce (USD)2	$14.85	$18.14	-18%	$14.15	$18.35	-23%
AISC per silver payable ounce(USD)2	$24.73	$32.61	-24%	$24.41	$34.53	-29%
AIC per silver payable ounce (USD)2	$25.12	$34.20	-27%	$26.34	$35.74	-26%
FINANCIAL
Revenue	$14,465	$11,165	30%	$27,345	$23,804	15%
Gross profit (loss) before non-cash items2	$2,427	$(227)	-1,169%	$5,698	$2,879	98%
Gross profit (loss)	$(1,529)	$(3,842)	-60%	$(1,947)	$(3,530)	-45%
Net income (loss)	$(4,492)	$(5,124)	-12%	$(5,094)	$(3,848)	32%
Adjusted EBITDA2	$213	$(3,323)	-106%	$(332)	$(2,803)	-88%
Operating cash flows before changes in non-cash working capital	$(322)	$(3,560)	-91%	$291	$(3,331)	-109%
Cash at end of period	$18,045	$21,329	-15%	$18,045	$21,329	-15%
Working capital at end of period	$34,241	$35,140	-3%	$34,241	$35,140	-3%
Average realized silver price (USD)3	$19.81	$21.58	-8%	$20.01	$25.27	-21%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$(0.03)	$(0.04)	25%	$(0.04)	$(0.03)	33%
Earnings (loss) per share – diluted	$(0.03)	$(0.04)	25%	$(0.04)	$(0.03)	33%

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1  Silver equivalent ounces are referred to throughout this document.  For 2014, Aq eq oz have been established using prices of US $18.50 per oz, US $1,110 per oz (60:1 ratio), US $0.90 per lb, and US $0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the Guanajuato and Topia operations.
2  The Company has included the non-IFRS performance measures cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”),  gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document.  Refer to the “Non-IFRS Measures” section of this Press Release for an explanation of these measures and to the Company’s MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS.  As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
3  Average realized silver price is prior to treatment, refining and smelting charges.

DISCUSSION OF SECOND QUARTER 2014 FINANCIAL RESULTS

For the second quarter of 2014, the Company earned revenues of $14.5 million compared to $11.2 million for the same period of 2013, an increase of 30%.  Included in the second quarter of the current year is a $0.9 million positive revaluation adjustment on concentrate shipments that occurred in the prior quarter which were still subject to final settlement due mainly to higher closing silver and gold prices at the end of the second quarter of 2014 relative to those at the close of the first quarter of 2014.  The second quarter of the prior year included a negative revaluation adjustment of $1.3 million.  Excluding the impact of these revaluation adjustments, revenue increased by 9% compared to the second quarter of the prior year.  The increase is primarily the result of a 6% appreciation of the US dollar against the Canadian dollar (which positively impacts CAD-denominated metal prices), a reduction in smelting and refining charges and a slight increase in metal sales on a silver equivalent ounce basis.

Gross profit before non-cash items increased to $2.4 million in the second quarter of 2014 compared to a loss of $0.2 million in the second quarter of 2013, primarily as a result of the 30% increase in revenues, but was partially offset by the 6% increase in cost of sales before non-cash items.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased from $3.5 million in the second quarter 2013 to $3.9 million in the second quarter 2014.  This was due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato, based on the updated NI 43-101 Resource report issued in December 2013, and the marginal increase in sales on a silver equivalent ounce basis. The reduction of the resource estimate has the effect of shortening the amortization period and therefore increasing the amortization expense per unit produced and sold.

Gross loss decreased to $1.5 million in the second quarter of 2014 compared to a gross loss of $3.8 million in the second quarter of 2013, primarily due to the increase in revenues of $3.3 million.  The impact of the increase in revenue was partially offset by an increase in cost of sales by $1.0 million as a result of factors discussed above.

General and administrative (“G&A”) expenses were $1.9 million for the second quarter of 2014 compared to $2.5 million for the same period in 2013.  The decrease reflects the impact of cost reductions initiated late in the second quarter of 2013, and severance costs incurred in the second quarter of 2013.

Exploration and evaluation (“E&E”) expenses were $0.5 million for the second quarter of 2014 compared to $1.0 million for the same period in 2013.  The decrease is primarily due to a $0.4 million reduction in consulting and contractor fees related to the surface drill program at El Horcon in 2013, partially offset by of $0.1 million expenditures related to San Ignacio development in 2014.  San Ignacio development expenditures were expensed as they did not meet the criteria for capitalization under IFRS.  The Company made the decision to begin development based on internal economic assessments and production of development ore began in the first quarter of 2014.

Finance and other expense was $2.8 million for the second quarter of 2014, compared to $0.1 million of income for the same period in 2013.  The increase in expense is primarily attributed to a $2.7 million increase in foreign exchange losses resulting from the weakening of the Mexican peso and US dollar compared to the Canadian dollar.  Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $2.2 million for the second quarter of 2014 compared to $2.1 million in the second quarter of 2013, an increase of 4%.  The income tax recovery comprised $0.2 million recovery of special mining duties due to the year-to-date losses incurred, $0.2 million in current income tax expense, and a $2.2 million deferred tax recovery.  The net recovery realized during the second quarter of 2014 relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

The net loss for the second quarter of 2014 was $4.5 million compared to net loss of $5.1 million in the comparative quarter of 2013.  The decrease in net loss is attributable to the $2.3 million increase in gross profit, the $0.6 million reduction in G&A expenses, and the $0.4 million reduction in E&E expenses.  These were partially offset by the $2.7 million increase in foreign exchange losses.

Adjusted EBITDA was $0.2 million for the second quarter of 2014, compared to adjusted EBITDA of negative $3.3 million for the same period in 2013.  The increase in EBITDA primarily reflects the
$2.3 million improvement in gross profit as well as lower G&A and E&E expenses.

CASH COST AND ALL-IN COSTS

Cash cost per silver payable ounce (“cash cost”) of US $14.85 for the second quarter of 2014 decreased from US $18.14 in the second quarter of 2013, as declines in cash cost were realized at both Guanajuato and Topia.  The improvement in cash cost is attributable to higher by-product credits from increased gold sales at Guanajuato and a decrease in smelting and refining charges.  By-product credits are based on sales during the period (rather than production) and, as such, the amount of the credit may not directly correlate to the production reported for the period.

All-in sustaining cost per silver payable ounce (“AISC”) for the second quarter of 2014 decreased to
US $24.73 from US $32.61 in the second quarter of 2013.  The reduction is the result of the decrease in cash cost, sustaining capital expenditures, and a significant reduction in exploration and evaluation costs, compared with the second quarter of 2013.

All-in cost per silver payable ounce (“AIC”) for the second quarter of 2014 decreased to US $25.12 from US $34.20 in the second quarter of 2013, as a result of the same factors which reduced AISC.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, AISC and AIC and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT JUNE 30, 2014

At June 30, 2014, the Company had cash and cash equivalents of $18.0 million compared to $21.8 million at December 31, 2013.  Cash decreased by $3.7 million from the end of 2013 primarily due to $4.2 million of expenditures on capital equipment, mine development and capitalized exploration activities and a $0.4 million increase in non-cash working capital items.  These factors were partially offset by $0.3 million of cash generated from operating activities (before non-cash working capital changes), $0.4 million in proceeds from the exercise of options and $0.1 million related to favourable foreign currency translation on US dollar and Mexican peso cash deposits.

At June 30, 2014, the Company had working capital of $34.2 million compared to net working capital of $38.2 million at December 31, 2013.  Working capital decreased by $3.9 million primarily due to the decrease in cash.

OUTLOOK

The second quarter reflected the impact of resuming normal operations at Guanajuato after the illegal occupation in March and continued grade challenges at the mine, some of which were associated with preparation necessary to return the higher grade zones to normal operation.  The Company expects operations to improve at Guanajuato and production at San Ignacio to continue to ramp up as new stopes are brought into production.  While every effort will be made to make up for the lower than expected production in the first two quarters, the Company feels that it is prudent to slightly lower the production guidance for the year to 3.0 – 3.1 million silver equivalent ounces.  Based on this guidance, the Company will still show production growth on a year-over-year basis.

2014 Production and cash cost guidance	YTD June 30, 2014	2013 Actual	2014 Guidance Range	2014 Revised Guidance
Total silver equivalent ounces	1,386,143	2,840,844	3,100,000 – 3,200,000	3,000,000 – 3,100,000
Cash cost per silver payable ounce (USD)1	$14.15	$13.45	$ 11.00 – $ 12.00	$ 12.00 – $ 13.00
AIC (USD)1	$26.34	$27.44	$ 20.00 – $ 21.00	$ 22.00 – $ 24.00
AISC (USD)1	$24.41	$26.26	$ 17.50 – $ 19.50	$ 21.00 – $ 23.00

Although the Company expects cash cost to decline in the second half of the year, cash cost guidance is being increased slightly to US $12.00 – 13.00 per silver payable ounce as the expected decrease in cash cost in the second half is not anticipated to completely make up for the higher than expected cash cost in the first half of 2014.  Accordingly, guidance for AISC and AIC is also being adjusted as shown in the table above.

The Company expects to be at the lower end of its previous guidance of $10 to $13 million for capital expenditures.  Capital expenditures during the second half of 2014 will focus on continued mine development and diamond drilling at both Guanajuato and Topia, rehabilitation of the Cata shaft at Guanajuato, and the acquisition of new mining and plant equipment to drive efficiencies and reduce production costs in the future.

The Company’s drilling plans for 2014 remain unchanged at approximately 16,500 metres of exploration drilling to further define resources, look for vein extensions, and test new targets.  Planned drilling for the year consists of 11,000 metres at Guanajuato, 3,500 metres at San Ignacio and 2,000 metres at Topia.  Year to date, 6,960 metres of exploration drilling has been completed, comprising 5,923 metres at Guanajuato and 1,037 metres at Topia.  There has been no exploration to date in 2014 at San Ignacio.

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1 “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures.  Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

WEBCAST AND CONFERENCE CALL TO DISCUSS SECOND QUARTER 2014 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on August 7, 2014, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be
Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 761 0069
International Toll	+1 212 231 2913
No passcode necessary

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, Adjusted EBITDA, Cash cost per silver payable ounce, All-in sustaining cost per silver payable ounce, and All-in cost per silver payable ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the three and six months ended June 30, 2014, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and Topia.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer President & CEO 1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

GREAT PANTHER SILVER LIMITED
 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
 (Expressed in thousands of Canadian dollars)

As at June 30, 2014 and December 31, 2013 (Unaudited)

	June 30,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$18,045	$21,760
Short term investments	26	18
Trade and other receivables	13,531	14,483
Income taxes recoverable	241	570
Inventories	6,035	7,212
Prepaid expenses, deposits and advances	1,603	707
	39,481	44,750
Non-current assets:
Mineral properties, plant and equipment	48,748	51,276
Exploration and evaluation assets	3,225	3,181
Intangible assets	524	665
Deferred tax asset	251	247
	$92,229	$100,119

Liabilities and Shareholders’ equity

Current liabilities:
Trade and other payables	$4,963	$6,527
Current tax liability	277	-
	5,240	6,527
Non-current liabilities:
Reclamation and remediation provision	2,536	2,440
Deferred tax liability	20	2,332
	7,796	11,299

Shareholders’ equity:
Share capital	123,677	123,022
Reserves	8,584	8,532
Deficit	(47,828)	(42,734)
	84,433	88,820
	$92,229	$100,119

 GREAT PANTHER SILVER LIMITED
 CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 (Expressed in thousands of Canadian dollars, except per share data)

 For the three and six months ended June 30, 2014 and 2013 (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013

Revenue	$14,465	$11,165	$27,345	$23,804
Cost of sales
Production costs	12,038	11,392	21,647	20,925
Amortization and depletion	3,911	3,458	7,545	6,173
Share-based payments	45	157	100	236
	15,994	15,007	29,292	27,334

Gross loss	(1,529)	(3,842)	(1,947)	(3,530)

General and administrative expenses
Administrative expenses	1,739	2,238	3,292	4,209
Amortization and depletion	77	89	160	126
Share-based payments	38	168	99	194
	1,854	2,495	3,551	4,529
Exploration and evaluation expenses
Exploration and evaluation, and development expenses	518	953	2,119	1,595
Share-based payments	17	-	32	-
Loss before the undernoted	(3,918)	(7,290)	(7,649)	(9,654)

Finance and other income (expense)
Interest income	64	104	146	190
Finance costs	(38)	(14)	(76)	(22)
Foreign exchange gain (loss)	(2,837)	(135)	937	4,159
Other income (expense)	43	95	(618)	122
	(2,768)	50	389	4,449

Loss before income taxes	(6,686)	(7,240)	(7,260)	(5,205)
Income tax expense
Current expense	13	241	180	480
Deferred expense (recovery)	(2,207)	(2,357)	(2,346)	(1,837)
	(2,194)	(2,116)	(2,166)	(1,357)
Net loss for the period	$(4,492)	$(5,124)	$(5,094)	$(3,848)

Other comprehensive loss), net of tax
Foreign currency translation	464	(460)	32	144
Change in fair value of available-for-sale financial assets (net of tax)	2	(18)	6	(74)
	466	(478)	38	70
Total comprehensive loss for the period	$(4,026)	$(5,602)	$(5,056)	$(3,778)

Earnings per share
Basic	$(0.03)	$(0.04)	$(0.03)	$(0.04)
Diluted	$(0.03)	$(0.04)	$(0.03)	$(0.04)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

`	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Cash flows from operating activities:
Net loss for the period	$(4,492)	$(5,124)	$(5,094)	$(3,848)

Items not involving cash:
Amortization and depletion	3,988	3,547	7,705	6,299
Unrealized foreign exchange (gain) / loss	2,327	123	(748)	(4,093)
Deferred tax (recovery) expense	(2,207)	(2,357)	(2,346)	(1,837)
Accretion on reclamation and remediation provision	38	13	76	22
Share-based payments	100	325	231	430
Other (income) expense	-	-	646	-
Other non-cash items	(66)	(111)	(146)	(189)
	(312)	(3,584)	324	(3,216)

Interest received	64	194	126	249
Income taxes paid	(75)	(168)	(159)	(364)
Net cash before changes in non-cash working capital	(323)	(3,558)	291	(3,331)

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	(2,908)	1,242	972	6,243
Decrease (increase) in income taxes recoverable	163	(82)	329	(89)
Decrease in inventories	824	1,168	399	848
Decrease (increase) in prepaid expenses, deposits and advances	(142)	150	(896)	517
Increase (decrease) Trade and other payables	783	491	(1,645)	(1,740)
Increase (decrease) in current tax liability	268	(189)	436	205
Net cash from operating activities	(1,335)	(778)	(114)	2,653

Cash flows from investing activities:
Additions of intangible assets	(18)	(113)	(18)	(255)
Additions of mineral properties, plant and equipment	(1,988)	(3,729)	(4,153)	(7,555)
Proceeds from disposal of plant and equipment	-	-	-	5
Proceeds from disposal of short term investments	-	5,085	-	5,085
Net cash used in investing activities	(2,006)	1,243	(4,171)	(2,720)

Cash flows from financing activities:
Proceeds from exercise of options	158	100	438	110
Net cash from financing activities	158	100	438	110

Effect of foreign currency translation on cash	(432)	280	132	551

Increase (decrease) in cash and cash equivalents	(3,615)	845	(3,715)	594
Cash and cash equivalents, beginning of period	21,660	20,484	21,760	20,735
Cash and cash equivalents, end of period	$18,045	$21,329	$18,045	$21,329